UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number 001-39337

Ebang International Holdings Inc.

(Exact name of registrant as specified in its charter)

12 Marina View, #20-02B, Asia Square Tower 2,

Singapore, 018961

+86 571-8817-6197

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ebang International Holdings Inc.

Date: August 15, 2025	By:	/s/ Dong Hu
		Name:	Dong Hu
		Title:	Chairman, Chief Executive Officer and
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Ebang International Holdings Inc. Reports Unaudited Financial Results for the First Six Months of Fiscal Year 2025

2